Exhibit 99.1

NaaS Technology Inc. Appoints New Chief Financial Officer

BEIJING, August 12, 2024 – NaaS Technology Inc. (Nasdaq: NaaS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that Mr. Alex Wu, President, Chief Financial Officer and Director of the Company, resigned from the Company for personal reasons, effective August 9, 2024. The Company has appointed Mr. Steven Sim to succeed Mr. Wu as Chief Financial Officer, effective August 12, 2024. Mr. Wu will continue to serve in an advisory role until November 8, 2024, to ensure an orderly and effective transition.

“I want to thank Alex for his many contributions to NaaS. We are grateful for the counsel and leadership he has provided, and we wish him continued success in his future endeavors,” said Ms. Yang Wang. “I would also like to welcome Steven to our executive team. I am confident that his expertise will play a vital role in driving growth at NaaS.”

Born and raised in Singapore, Mr. Sim holds an MBA from INSEAD, which is ranked second globally in Business and Management  by QS World University Rankings. Mr. Sim has over 20 years of combined work experience in Singapore, London, and mainland China  and is well-versed in domestic and international capital markets. He possesses a dual perspective from both financial institutions and corporations, having worked at three of the Big Four accounting firms, including Deloitte, KPMG, and Ernst & Young. He has also served as the Vice President of Finance at Sohu (SOHU.US) and the Chief Financial Officer at Pintec Group (NASDAQ: PT), where he led Pintec Group's complete process from pre-IPO financing to IPO and internationalization over five years.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

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Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

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